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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*


                          NUMED HOME HEALTH CARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   67052T 20 1
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

     Martin A. Traber, Foley & Lardner, 100 North Tampa Street, Suite 2700,
                              Tampa, Florida 33602
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                November 23, 1998
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | |.

Check the following box if a fee is being paid with the statement | |. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Jugal K. Taneja

   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) | |
                                                                       (b) |X|

   3       SEC USE ONLY


   4       SOURCE OF FUNDS*
           PF and OO

   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                  | |


   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Florida


       NUMBER OF            7        SOLE VOTING POWER
                                     2,301,954

        SHARES


      BENEFICIALLY          8        SHARED VOTING POWER
                                     None

       OWNED BY


         EACH               9        SOLE DISPOSITIVE POWER
                                     2,301,954

       REPORTING


        PERSON              10       SHARED DISPOSITIVE POWER
                                     None

         WITH


11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,301,954

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         | |

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           34.7%

14         TYPE OF REPORTING PERSON*
           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 2.      Identity and Background.

             Item 2 of this Schedule is amended to read as follows:

             Mr. Jugal K. Taneja hereby amends his Schedule 13D as filed on April 25, 1995 and as amended by that Amendment No. 1 to the Schedule 13D dated October 10, 1996 (as amended the "Schedule 13D"), with respect to the common stock, par value $.001 per share (the "Common Stock") of NuMED Home Health Care, Inc. ("NuMED").

             Mr. Taneja's principal occupation was as the Chief Executive Officer of the Issuer (NuMED) up until the date of the event which triggered the filing of this amendment (see Items 3, 4 and 5 below). Mr. Taneja remains a director of NuMED and an officer, director and investor in other unrelated enterprises. Mr. Taneja's address is 7270 Sawgrass Point Dr., Pinellas Park, FL 33782 Mr. Taneja is a citizen of the United States and is a resident of the State of Florida.

             Mr. Taneja has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      Source and Amount of Funds or Other Consideration.

             Item 3 of this Schedule is hereby amended by adding the following to the disclosure contained therein:

             On October 27, 1998 and October 29, 1998 Mr. Taneja purchased with his personal funds 3,000 and 2,000 shares of Common Stock respectively at a purchase price of $0.50.

             On November 23, 1998, Mr. Taneja and NuMED entered into a Termination, Noncompetition and Mutual Release Agreement pursuant to which Mr. Taneja agreed to accept 744, 680 shares of Common Stock as partial consideration for releasing NuMED from its contractual obligations under his Employment Agreement.

ITEM 4.      Purpose of Transaction.

             Item 4 of this Schedule is hereby amended by adding the following to the disclosure contained therein:

             On November 23, 1998, Mr. Taneja and NuMED entered into a Termination, Noncompetition and Mutual Release Agreement pursuant to which Mr. Taneja agreed to accept 744, 680 shares of Common Stock as partial consideration for releasing NuMED from its contractual obligations under his Employment Agreement. The purpose of this transaction was to reach a full and final settlement of Mr. Taneja's Employment Agreement.

ITEM 5.      Interest in Securities of the Issuer.

             Item 5 of this Schedule is amended to read as follows:

       (a)   Aggregate Number and Percentage of Securities:

             Mr. Taneja is the beneficial owner of 2,301,954 shares of Common Stock, representing approximately 34.7% of the class based upon (i) the number reported as outstanding (excluding Treasury Shares) during the quarter ended September 30, 1998, plus (ii) the 744,680 shares of Common Stock issued to Mr. Taneja in the subject transaction, plus (iii) Mr. Taneja's currently exercisable options and warrants.

       (b)   Power to Vote and Dispose:

             Mr. Taneja has sole power to vote and dispose of 2,301,954 shares of Common Stock. Mr. Taneja shares no voting or disposition power. This amount includes beneficial ownership of (i) 182,578 shares of Common Stock owned by First Delhi Trust, a trust for Mr. Taneja's children over which he exercises voting rights, (ii) 328,300 shares of Common Stock and 540,000 currently exercisable Comon Stock Purchase Warrants owned by Twenty-First Century Healthcare Fund, L.L.D., a limited liability company controlled by Mr. Taneja and his family members, and (iii) 380,000 shares issuable under currently exercisable stock options. This amount excludes 209,820 shares beneficially owned by Mr. Taneja's wife, Manju Taneja, as to which Mr. Taneja exercises no voting or disposition rights and as to which Mr. Taneja disclaims beneficial ownership.

        (c)  Transactions Within the Past 60 Days:

             On October 27, 1998 and October 29, 1998 Mr. Taneja purchased with his personal funds 3,000 and 2,000 shares of Common Stock respectively at a purchase price of $0.50.

             On November 23, 1998, Mr. Taneja and NuMED entered into a Termination, Noncompetition and Mutual Release Agreement pursuant to which Mr. Taneja agreed to accept 744, 680 shares of Common Stock as partial consideration for releasing NuMED from its contractual obligations under his Employment Agreement.

         (d)    Certain Rights of Other Persons:

                Not applicable.

         (e)    Date Ceased to be 5% Owner:

                Not applicable.



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:               December 4, 1998           /s/ Jugal K. Taneja
                                                   Jugal K. Taneja